Exhibit 4(c)(ii)
New InterContinental Hotels Group PLC
Registered Office: 67 Alma Road, Windsor, Berkshire, SL4 3HD
Registered Number: 5134420
April 2005
Mr Richard Hartman
Lavenham House
Lady Margaret Road
Sunningdale
Berkshire
SL5 9QH
Dear Mr Hartman,
New InterContinental Hotels Group PLC (the “Company”)
We are writing in relation to the proposed terms of your appointment as Managing Director, EMEA and as a director of the Company, the proposed new parent company of the IHG Group.
As you know, InterContinental Hotels Group PLC (“IHG”) has announced its intention to return capital to shareholders. This return of capital involves the introduction of the Company as new listed parent company of IHG by way of a scheme of arrangement. Admission is expected to take place on 27 June 2005.
It is intended that, subject to the scheme of arrangement becoming effective, the Company will, with effect from Admission, adopt the name “InterContinental Hotels Group PLC” to reflect the fact that the introduction of the Company as new parent company is purely a structural change to facilitate the return of capital and that management and business of the IHG Group will not change.
Accordingly, it is proposed that your appointment as Managing Director, EMEA and as a director of the Company will be subject to the terms of this letter with effect from Admission. This is subject to your appointment as Managing Director, EMEA and as a director of IHG not having otherwise terminated between the date of this letter and Admission.
The terms of your appointment as Managing Director, EMEA and as a director of IHG, set out in your Service Agreement, will apply to your appointment as Managing Director, EMEA and as a director of the Company, save that, with effect from Admission, all references to IHG in your Service Agreement will be deemed to be references to the Company.
If Admission does not take place prior to 31 December 2005, this letter shall terminate without liability on either party and your appointment as Managing Director, EMEA and as a director of IHG will continue in accordance with the terms of your Service Agreement.
In this letter:
“Admission” means the date of admission of the entire share capital of the Company, issued and to be issued to the Official List of the UK Listing Authority and to trading on the London Stock Exchange;

A05009991/0.2/15 Apr 2005

“IHG Group” means before the date on which the scheme of arrangement becomes effective, IHG and its subsidiaries and subsidiary undertakings and following the date on which the scheme of arrangement becomes effective, the Company and those entities which will become its subsidiaries and subsidiary undertakings (including, for the avoidance of doubt, IHG); and
“Service Agreement” means the service agreement between Six Continents PLC and you dated 12 February 2003, (and any subsequent amendments thereto).
We trust that these terms are acceptable to you. If so, we should be grateful if you would sign and date the enclosed duplicate copy of this letter confirming your acceptance. Please then return it to us as soon as possible.

Signed as a Deed by

New InterContinental Hotels Group PLC	)

acting by	)

)

Director	)	/s/ R. T. Winter
)

Secretary	)	/s/ R. T. Winter

Signed as a Deed by

Richard Hartman	)	/s/ Richard Hartman
)

)

In the presence of:	)

Witness’s signature	)	/s/ Alison Coleman

Witness’s name:		Alison Coleman

Witness’s address:		59 Fountain Gardens, Windsor, 5L4354

Witness’s occupation:		Personal Assistant
A05009991/0.2/15 Apr 2005

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